Mail Stop 4561

September 30, 2008

Ms. Kathleen Chien
Chief Financial Officer
51job, Inc.
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People's Republic of China

> **Re: 51job, Inc.**
> **Form 20-F for fiscal year ended December 31, 2007**
> **Filed June 27, 2008**
> **File No. 0-50841**

Dear Ms. Chien:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief